UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31405 / January 6, 2015

_____

In the Matter of   :
                                                                            :
MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND   :
MORGAN CREEK CAPITAL MANAGEMENT, LLC   :
TOWN HALL CAPITAL, LLC   :
                                                                            :
4 Copley Place, 5th Floor   :
Mail Stop CPH 0326   :
Boston, MA 02116   :
                                                                            :
(812-14093)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Morgan Creek Global Equity Long/Short Institutional Fund, Morgan Creek Capital
Management, LLC and Town Hall Capital, LLC filed an application on November 15, 2012, and
amendments to the application on April 18, 2013, April 11, 2014, August 13, 2014 and
November 21, 2014, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end management investment companies to issue multiple classes of shares with varying
sales loads and to impose asset-based distribution and/or service fees and contingent deferred
sales charges.

On December 11, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31369). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement
is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different
from or less advantageous than that of other participants.

Accordingly, in the matter of Morgan Creek Global Equity Long/Short Institutional Fund, *et al.,* (File No. 812-14093),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary